Exhibit C-4


                            COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

                                            AT RICHMOND,


JOINT PETITION OF
E.ON AG, POWERGEN plc,                                   CASE NO.  PUA010028
LG&E ENERGY CORP.
                  and
KENTUCKY UTILITIES COMPANY, d/b/a
OLD DOMINION POWER COMPANY
For approval of an acquisition

                                   FINAL ORDER

     On May 25, 2001, E.ON AG ("E.ON"), PowerGen plc ("PowerGen"), LG&E Energy Corp. ("LG&E Energy"), and Kentucky Utilities Company ("KU"), d/b/a Old Dominion Power Company ("ODP") ("collectively the "Petitioners"), filed a joint petition pursuant to Chapter 5 of Title 56 of the Code of Virginia ("Code") for approval of the transfer of the ownership and control of KU by PowerGen to E.ON, or an E.ON affiliate, in accordance with terms of an April 9, 2001, pre-conditional cash offer by E.ON to acquire all of PowerGen stock (the "Acquisition Agreement").

     The Petitioners also request that the Virginia State Corporation Commission ("SCC" or "Commission") determine that neither E.ON, PowerGen, LG&E Energy, nor any intermediate company between LG&E Energy or E.ON will, by reason of ownership of all outstanding shares of common stock of LG&E Energy/1 be a public service company as defined in ss. 56-1 of the Code.

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1 LG&E Energy Corp. owns all the outstanding common stock of KU and Louisville
Gas & Electric Company ("LG&E").


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     Further, the Petitioners request that the Commission certify to the
Securities and Exchange Commission ("SEC") under Section 33(a)(2) of the Public Utility Holding Company Act of 1935 ("the 1935 Act") that the Commission has the authority and resources to protect the ratepayers of KU subject to its jurisdiction and that it intends to exercise that authority.

     Finally, the Petitioners request that the Commission declare that no further approval is required pursuant to Chapter 4 of Title 56 of the Code for the Utility Service Agreement between LG&E, KU, and LG&E Energy Services (the "Services Agreement")./2

     E.ON is a German company, similar to a United States stock corporation, formed under the laws of the Federal Republic of Germany. E.ON is Germany's third largest industrial group and its utility subsidiary supplies almost 33 percent of Germany's electricity and over 30 percent of its natural gas. E.ON employees over 180,000 people and its capitalization is approximately $35.7 billion as of April 6, 2001. On a worldwide basis, E.ON owns a total of 29,000 MW of generating capacity and supplies electricity to approximately 25 million residential and business customers in Sweden, Switzerland, the Netherlands, Italy, Poland, Russia, Latvia, Hungary, Austria, and the Czech Republic. Its transmission grid stretches from Scandinavia to the Alps.

     PowerGen is a public limited holding company formed in 1998 under the laws of England and Wales and is engaged in regulated and unregulated power activities around the world. PowerGen, through its subsidiaries, owns and operates cogeneration projects, nine power stations in England and Wales, a regulated electric distribution utility known as East Midlands Electricity, and develops independent power projects in Europe, India, and the Asian Pacific area. PowerGen also conducts energy trading, shipping, and gas pipeline operations. It is a

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2 The Service Agreement was approved by the Commission by Order dated August 10,
2000, in Case No. PUA000050.


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leading developer and operator of combined heat and power plants (known as cogeneration), and is involved in renewable energy ventures./3

     LG&E Energy is a corporation organized under the laws of the Commonwealth of Kentucky. LG&E Energy is an exempt holding company under the 1935 Act for numerous subsidiaries engaged in cogeneration, independent power projects, exempt wholesale generation, and the ownership and operation of retail electric and gas distribution utilities known as LG&E and KU./4 Both of the utilities operate as vertically integrated suppliers engaged in the generation, transmission, and distribution of electricity to retail customers while LG&E also distributes natural gas to retail customers.

     KU is a public service corporation organized pursuant to the laws of the Commonwealth of Kentucky and the Commonwealth of Virginia. In Kentucky, KU provides retail electric service to approximately 478,000 customers in 77 counties and wholesale service to several municipalities. In Virginia, KU conducts business as ODP and provides retail electric service to approximately 29,000 customers in five southwestern counties. KU does not have any wholesale customers in Virginia.

     On April 9, 2001, the Boards of Directors of E.ON and PowerGen announced the terms of an Acquisition Agreement whereby E.ON will acquire all of the PowerGen shares and all of the PowerGen American Depository Receipts ("ADR") (representing four PowerGen shares). Under the terms of the Acquisition Agreement, holders of PowerGen's shares will not become

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3 By Order dated July 21, 2000, in Case No. PUA000020, the Commission approved the acquisition of LG&E Energy by PowerGen and found that neither PowerGen, LG&E Energy, nor any intermediate company between them, would be a public service company as defined in ss. 56-1 of the Code. On December 11, 2000, PowerGen's acquisition of LG&E Energy was consummated.

4 By Order dated January 20, 1998, in Case No. PUA970041, the Commission approved the merger of KU's then-parent company, KU Energy Corporation, with and into LG&E Energy with LG&E Energy as the surviving company. As a result of that merger, KU joined LG&E as a wholly owned subsidiary of LG&E Energy.


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holders of E.ON shares but will receive approximately $11.00 for each outstanding share and approximately $44.00 for each outstanding ADR. As of April 6, 2001, the total value of the proposed acquisition was approximately $13.8 billion, with approximately $7.4 billion reflecting the purchase of all issued and outstanding shares of PowerGen and PowerGen's ADRs and the remaining $6.4 billion reflecting PowerGen's debt assumed by E.ON. The preferred stock and debt obligations of KU will not be changed, converted, or otherwise exchanged in the acquisition. The Petitioners state that, unless E.ON and the Panel on Takeovers and Mergers otherwise agree, the offer will not be made in the event that any of the Pre-Conditions have not been satisfied or waived by the close of business (London time) on July 9, 2002.

     The Petitioners state that the proposed acquisition of PowerGen may come about in one of two ways: by a takeover offer or by a court-supervised scheme of arrangement pursuant to Section 425 of the UK Companies Act of 1985. In a takeover offer, E.ON would need to obtain acceptances of at least 90% of the PowerGen shares outstanding (including shares already held by PowerGen) or such lesser percentage as E.ON may decide as long as it is above 50%. There is also a procedure for the exercise of compulsory acquisition where a minority of shareholders has not accepted the takeover offer. This procedure becomes exercisable when E.ON has acquired at least 90% of the PowerGen shares it does not hold on the date the offer is made. E.ON would serve the compulsory acquisition notices on shareholders who have not accepted the offer immediately upon reaching the 90% level, subject to the rights of dissenting shareholders (who may seek relief from the court). Completion of the acquisition of those shares would take place about six weeks later.

     Another way of implementing the acquisition is by way of a court-sanctioned scheme of arrangement under Section 425 of the UK Companies Act of 1985. In a court-supervised scheme


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of arrangement, PowerGen would make an application to the court to summon a shareholders' meeting. It is at the court's discretion to order such a meeting. Assuming the court orders a shareholders' meeting, the scheme must be approved by a majority in number of those voting and 75% in value of the members voting. If approval is attained, the scheme then requires the sanction of the court at its discretion and is effective once the court order sanctioning the scheme has been delivered to the Register of Companies.

     The Petitioners further state that the shareholders accepting E.ON's offer to purchase PowerGen's shares will have the option to receive loan notes to be issued by E.ON instead of some or all cash consideration. The loan notes will bear interest at a rate of 50 basis points per annum below the six months' sterling deposits LIBOR payable six months in arrears. Six months after the date of issuance, the loan notes will be redeemable, in whole or in part, on any interest payment date. Any loan note not previously repaid, redeemed, or purchased will be repaid in full on the first interest payment date falling on or after the fifth anniversary from the date of issuance. The loan notes will be transferable, but will not be registered under the United States Securities Act of 1933 (the "ACT"), as amended, or under any relevant securities laws of any state or district of the United States or any other country. Unless an exemption under such Act or laws is available, the loan notes may not be offered, sold, or delivered, directly or indirectly, in the United States, Canada, Australia, or Japan.

     The Petitioners state that, upon completion of the transaction set out in the proposed Acquisition Agreement, PowerGen will become a wholly owned subsidiary of E.ON, while LG&E Energy, LG&E, and KU will survive the acquisition and retain their separate corporate existence. Immediately after the consummation of the acquisition of PowerGen, E.ON expects to make LG&E Energy a subsidiary of E.ON or of a U. S. intermediate holding company,


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100 percent owned and fully controlled by E.ON. The Petitioners state that this corporate structure will allow E.ON to take into account certain international tax requirements and allow PowerGen to be classified as a Foreign Utility Company ("FUCO") under the 1935 Act, rather than a registered holding company under the 1935 Act. The Petitioners further state that PowerGen will retain responsibility for the development and operation of LG&E Energy. However, E.ON will own the shares of LG&E Energy and therefore, will directly control LG&E Energy and indirectly control KU and LG&E.

     KU is expected to remain exempt from registration under the 1935 Act. LG&E and KU will remain directly owned first-tier subsidiaries of LG&E Energy, together with LG&E Capital Corp., LG&E Energy Marketing, Inc., LG&E Energy Services, Inc., and LG&E Energy Foundation, Inc. The Petitioners also state that there will be no change in the corporate structure of LG&E Energy, LG&E, or KU.

     Once the proposed acquisition is completed, the Petitioners state that PowerGen's management team will be responsible for the development and operation of E.ON's Anglo-American energy business under consideration of E.ON's overall group strategy. The Board of Directors of each subsidiary and their corporate officers will continue in office, unless and until the respective Boards determine otherwise.

     The Petitioners state that KU will continue to function as a public utility subject to the regulatory jurisdiction of the SCC, the Kentucky Public Service Commission, and to the extent required by applicable law, the Tennessee Regulatory Authority. In addition, the Federal Energy Regulatory Commission ("FERC") will continue to regulate KU's transmission services and wholesale rates.


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     The Petitioners also state that they can not indicate specifically when the proposed reorganization will occur. The timing of the reorganization will take into account current and future tax developments in Germany and the United States. The German government is considering changes to the German Foreign Tax Act, causing some uncertainty concerning the treatment of multi-tier structures. The nature of the changes and the effective date will impact the timing and structuring of the proposed reorganization. The U. S. Treasury has issued proposed regulations that might have an impact on the financing of the transaction and will also influence the timing of the reorganization.

     The proposed acquisition was approved by the Kentucky Public Service Commission on August 6, 2001. The Petitioners are awaiting approval from FERC, the SEC, and such regulatory approval as may be required by the Tennessee Regulatory Authority. The Petitioners also state that filings will be made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and under the Exon-Florio provision of the Defense Production Act of 1950. In addition, the Petitioners state that the proposed acquisition requires clearance by the European Commission under the EC Merger Regulations and confirmation from the Office of Gas and Electricity Markets in the United Kingdom.

     E.ON is expected, subject to SEC approval of the acquisition, to register as a holding company under the 1935 Act. As a registered holding company, it will be subject to various statutory and administrative requirements. As part of the proposed acquisition approval process, the SEC will review the Petitioners' non-utility operations and the corporate structure proposed for the merged company. E.ON states that it is possible that divestment of various non-utility assets may be required. In addition, the SEC will request certification that the SCC has the


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authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise such authority.

     The Petitioners state that the previous registration of PowerGen and its subsidiaries under the 1935 Act imposed a number of restrictions on their operations. Similar restrictions will be imposed upon E.ON. The restrictions include a requirement that the SEC approve in advance certain securities issuances, sales, and acquisitions of utility assets in the United States and acquisitions of other businesses. The 1935 Act will prohibit E.ON from providing services to operating utility subsidiaries, prohibit E.ON subsidiaries from providing certain services to each other, and limit the ability of E.ON and its subsidiaries to engage in various business activities. In general, the 1935 Act limits a holding companies' activities to utility operations, activities needed to support utility operations, energy-related businesses, exempt wholesale generators, and foreign utility companies.

     The Petitioners state that the proposed acquisition is intended to make KU part of a larger international enterprise that will provide the size and scale that, they represent, have become critical and necessary prerequisites to success in an energy industry that has entered a period of accelerating evolution, rapid deregulation and regulatory change, and increased competition. By becoming part of E.ON, KU states it will be better able to utilize beneficial developments in transmission and distribution technology, information systems, and capital markets. Moreover, because E.ON's existing utility operations are outside the United States, there should be no increase in market concentration at either the wholesale or retail levels. In addition, E.ON's experience in other countries is expected to help in advancing KU's efforts in the wholesale market, as well as in preparing KU for restructuring and competition.


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     E.ON further contends that the proposed acquisition will bring benefits to
KU, its customers, and its employees. After the proposed acquisition, KU will continue to enjoy the technical and managerial abilities that resulted from the merger of LG&E Energy with PowerGen, along with the additional technical and management expertise of E.ON. Petitioners represent that customers should benefit from improved service quality and energy efficiency resulting from the reciprocal adoption of "best practices." KU represents that employees should benefit from exposure to a worldwide utility entity with a more prominent international position. E.ON also represents that KU will not serve as an employer of last resort for employees, assets, or products associated with failed or troubled non-utility affiliate ventures of PowerGen, LG&E Energy, or E.ON.

     E.ON states that it will maintain the same commitment to KU that was exhibited by PowerGen and LG&E Energy, and is also firmly committed to maintaining and supporting the relationships between KU and the communities it serves. In addition, KU headquarters will remain in Lexington, Kentucky, and KU will maintain its separate existence and connections and commitments to southwestern Virginia.

     On June 13, 2001, the Commission issued an order directing the Petitioners to provide notice of the Petition, directed interested persons to file comments and requests for hearing on or before July 20, 2001, and directed its Staff to file a report ("Report") detailing its analysis on or before August 23, 2001. In a subsequent order dated July 6, 2001, the Commission extended the date for filing the Staff's Report to September 24, 2001.

     On July 20, 2001, Petitioners filed a Motion for Leave to Accept Proof of Notice as Sufficient. In that motion, Petitioners noted that all but one publication was accomplished by the


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date established in the Commission Order dated June 13, 2001. The remaining publication was accomplished before the July 20, 2001, deadline for filing comments and/or requests for hearing.

     Pursuant to the Order dated June 13, 2001, two persons filed comments objecting to the proposed acquisition on the basis of the future cost of energy, service reliability, job losses due to the PowerGen merger and the acquisition by a foreign entity. Enron filed notice to participate in the proceeding as necessary. There were no requests for hearing. The Commission acknowledges the comments received and has considered them in rendering this Order.

     Pursuant to the Order dated July 6, 2001, Staff filed its Report on September 20, 2001. In its Report, Staff stated that it appeared that there would be no direct change in the relationship between LG&E Energy and KU. Staff also noted that KU is subject to ss. 56-590 of the Code (the divestiture, functional separation, and other corporate relationship provisions of the Restructuring Act). The Staff also stated that the approvals sought pursuant to the Utility Transfers Act appeared reasonable and should be granted consistent with the statutory requirements of ss. 56-90 of the Code ("Utility Transfers Act"). Since rates are capped in accordance with ss. 56-582 of the Code, it appeared to Staff that the transactions described in the joint petition would not impair or jeopardize adequate service at just and reasonable rates. Staff also recommended that the Commission address the matter of Petitioners' request for certification to the SEC under Section 33(a)(2) of the 1935 Act. Staff also recommended approval of the joint petition subject to certain conditions detailed herein.

     The Petitioners' filed comments on October 1, 2001, noting several grammatical and minor corrections to the Staff Report. Staff accepted the Petitioners' comments and this Order incorporates all of the suggested changes.


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     NOW THE COMMISSION, having considered the above-referenced Motion, is of the opinion that such motion is reasonable and should be granted. We will, therefore, accept Petitioners' Proof of Notice filed on July 20, 2001. We are also of the opinion, pursuant to ss. 56-90, that approval of the Joint Petition as discussed herein will not impair or jeopardize adequate service to the public at just and reasonable rates. We will, therefore, approve the Joint Petition subject to the conditions referenced by Staff in its Report and as set forth below.

     We will not, however, address in this proceeding Petitioners' request regarding a determination that neither E.ON, PowerGen, LG&E Energy, nor any intermediate company will be a public service company as defined in ss. 56-1. We will defer our consideration of the requested certification to the SEC until such time as we receive a request from that regulatory agency. We also find that no further approval is required pursuant to Chapter 4 of Title 56 of the Code for the Services Agreement between LG&E Energy, KU, and LG&E Energy Services.

     Accordingly, IT IS ORDERED THAT:

     1) Petitioners' Motion for Leave to Accept Proof of Notice is hereby granted.

     2) Petitioners' Proof of Notice filed on July 20, 2001, is hereby accepted.

     3) The benefits customers currently receive as a result of the merger approved in Case No. PUA970041, Petition of Kentucky Utilities Company d/b/a Old Dominion Power Company, KU Energy Corporation and LG&E Energy Corp. for Approval of the Acquisition of Control of Kentucky Utilities Company by LG&E Energy Corp. (Consent Order dated January 20, 1998) shall continue unabated in anyway by the merger;


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     4)   E.ON shall support and assist KU's continued maintenance of a balanced capital structure and recognize the Commission's continued ratemaking authority over the capital structure, financing, and cost of capital after the acquisition;

     5) KU and its ratepayers shall not , directly or indirectly, incur any additional costs, liabilities, or obligations in conjunction with the acquisition of PowerGen by E.ON as described by Staff in its Report dated September 20,2001.

     6) The Commission shall have open access to the books and records of LG&E Energy and KU, and to appropriate personnel, including the books and records of affiliates and subsidiaries as they relate to transactions between KU and other affiliates. Petitioners shall continue the same reporting process currently in place and to include such additional, special, or periodic reports, schedules, classifications, or other information that the Commission or its Staff reasonably requires in accordance with Virginia regulatory law, to monitor significant transfers of utility assets, personnel changes, business ventures, other major transactions, and to regulate effectively the operations of KU. Further, Petitioners shall continue to maintain a high level of cooperation with Staff and to take all actions necessary to ensure KU's timely response to informal data requests submitted by Staff with respect to KU's provisions of service in Virginia;

     7) Petitioners shall not assert, in any forum, that the SEC jurisdiction legally preempts the Commission from disallowing recovery in retail rates for the costs of goods and services that KU obtains from or transfers to an associate, affiliate, or subsidiary in the same holding company system. This assertion shall also apply to any claim under the Ohio Power vs. FERC decision. However, KU shall retain


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          the right to assert that the charges are reasonable and appropriate.
          Further, the Petitioners shall oppose any challenge or defense raised by any party that seeks to abrogate the Commission's authority on the grounds of federal preemption under the 1935 Act;

     8) Petitioners and their affiliates shall bear the full risk of any preemptive effects of the 1935 Act. Petitioners and their affiliates shall agree to take all such action as the Commission finds is necessary and appropriate as a result of possible 1935 Act preemptive effect to hold Virginia ratepayers harmless from rate increases or foregone opportunities for rate decreases. Such actions may include, but not limited to, filing with and seeking to obtain approval from the SEC for such commitments as deemed necessary to prevent such preemptive effects;

     9) E.ON, PowerGen, LG&E Energy, LG&E, and KU shall not assert in any proceeding before the SCC, preemption by the United Kingdom, German, European Community, or other foreign regulator, of the review of the reasonableness of a cost. However, LG&E and KU shall retain the right to assert that the charges are reasonable and appropriate;

     10) E.ON, PowerGen, LG&E Energy, LG&E, and KU shall provide the SCC with notice 30 days prior to any SEC filing that proposes new allocation factors. The notice shall include a description of the proposed factors and the reasons supporting such factors. E.ON, PowerGen, LG&E Energy, LG&E, and KU shall make a good faith attempt to resolve differences, if any, with the SCC in advance of filing with the SEC;


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     11)  Petitioners shall notify the Commission of any changes in the proposed acquisition as a result of either the German Foreign Tax Act or the U.
          S. Treasury regulations;

     12) If the proposed reorganization has not become effective within six months of the date of consummating the acquisition of PowerGen by E.ON, the Petitioners shall submit a written statement to the Commission explaining why the reorganization has not taken place;

     13) E.ON shall file with the Commission's Division of Public Utility Accounting a copy of all documents or reports filed with the SEC under the 1935 Act as well as copies of all orders issued by the SEC directly affecting KU's accounting practices;

     14) E.ON shall abide by the conditions placed on the Service Agreement by the Commission in its August 10, 2000 Order in Case No. PUA000050; and

     15) E.ON shall abide by the commitments made by KU to the Commission in the Memorandum of Agreement, date July 13, 2000, entered into by PowerGen, LG&E Energy, and KU in Case No. PUA000020.

     16) Their being nothing further to be done in this matter, it is hereby dismissed.

     AN ATTESTED COPY HEREOF shall be sent by the Clerk of the Commission to:
Kendrick R. Riggs, Esquire, Ogden Newell & Welch PLLC, 17 PNC Plaza, 500 West Jefferson Street, Louisville, Kentucky 40202-2874; and the Commission's Divisions of Public Utility Accounting, Energy Regulation, and Economics and Finance.



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